UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Thoughtworks Holding, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88546E105

(CUSIP Number)

Ramona Mateiu

c/o Thoughtworks Holding, Inc.

200 East Randolph Street, 25th Floor

Chicago, Illinois 60601
Tel. (312) 373-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88546E105

1.	Names of Reporting Persons Christopher Murphy
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia and United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,383,640(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,383,640(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,383,640(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 367,571 shares of common stock of the Company (“Common Stock”) and (ii) 1,016,069 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,265,179 shares of Common Stock oustanding as of August 14, 2024 (as used by the Company on the Schedule 14C filed by the Company with the SEC on September 3, 2024).

CUSIP No. 88546E105

1.	Names of Reporting Persons Erin Cummins
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 896,063(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 896,063(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 896,063(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 238,499 shares of Common Stock and (ii) 657,564 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,265,179 shares of Common Stock oustanding as of August 14, 2024 (as used by the Company on the Schedule 14C filed by the Company with the SEC on Septmeber 3, 2024).

CUSIP No. 88546E105

1.	Names of Reporting Persons Sudhir Tiwari
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization India
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 529,051(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 529,051(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,051(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 192,370 shares of Common Stock and (ii) 336,681 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,265,179 shares of Common Stock oustanding as of August 14, 2024 (as used by the Company on the Schedule 14C filed by the Company with the SEC on September 3, 2024).

CUSIP No. 88546E105

1.	Names of Reporting Persons Ramona Mateiu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 422,796(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 422,796(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,796(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 166,467 shares of Common Stock, inlcuding 136,903 shares of Common Stock owned and held by Ramona Mateiu Declaration of Trust, and (ii) 256,329 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,265,179 shares of Common Stock oustanding as of August 14, 2024 (as used by the Company on the Schedule 14C filed by the Company with the SEC on September 3, 2024).

CUSIP No. 88546E105

1.	Names of Reporting Persons Rachel Laycock
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 278,667(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 278,667(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,667(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 17,318 shares of Common Stock and (ii) 261,349 shares of Common Stock underlying options excersiable within 60 days of the date of this filing.
(2)	Calculation based on 323,265,179 shares of Common Stock oustanding as of August 14, 2024 (as used by the Company on the Schedule 14C filed by the Company with the SEC on September 3, 2024).

Explanatory Note

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by Christopher Murphy, Erin Cummins, Sudhir Tiwari, Ramona Mateiu and Rachel Laycock (each, a “Reporting Person” and collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 12, 2024 (the “Schedule 13D”) relating to shares of Common Stock, $0.001 par value (“Common Stock”) of Thoughtworks Holding, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons is an executive officer of the Company. The information set forth under Item 2 is incorporated herein by reference.

From time to time the Reporting Persons have acquired the shares of Common Stock held by them as of the date hereof as a result of equity grants made to them by the Company as compensation for their services. Certain shares of Common Stock reported by the Reporting Persons herein were acquired with their personal funds.

Merger Agreement

On August 5, 2024, the Company entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, Merger Sub will merge (the “Merger”) with and into the Company, with the Company continuing as the surviving corporation of the Merger (upon the consummation of the Merger, the “Surviving Corporation”).

Following the execution of the Merger Agreement, Turing EquityCo II L.P. (“Significant Company Stockholder”), the holder of a majority of the issued and outstanding shares of Common Stock, executed and delivered to the Company a written consent adopting the Merger Agreement, thereby providing the required stockholder approval for the Merger. No further approval of the holders of Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby. For a summary description of the Merger Agreement and the Merger, see the Form 8-K filed by the Company with the SEC on August 5, 2024.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than such shares (a) owned directly or indirectly by Parent or Merger Sub or (b) held by any holders of shares of Common Stock who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised (and not withdrawn) their statutory right of appraisal in respect of such shares in accordance with the General Corporation Law of the State of Delaware) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $4.40, without interest thereon (the “Per Share Price”), less any applicable tax withholdings.

The Merger Agreement contains certain customary termination rights for the Company and Parent, including in the event that (a) any governmental authority has issued any final non-appealable order that has the effect of prohibiting the consummation of the Merger, (b) any law has been enacted that prohibits the consummation of the Merger or (c) the Merger is not consummated by February 5, 2025.

The Rollover Agreements

Parent has also entered into separate rollover agreements (each, a “Rollover Agreement”) with (1) Tasmania Parent, Inc. (“Topco”), which will become the indirect parent of the Company following the Merger, and certain of its affiliates, on the one hand, and (2) each of the Significant Company Stockholder and the Reporting Persons (each holder, a “Rollover Stockholder”), on the other hand. Pursuant to the Rollover Agreements, on the closing date of the Merger prior to the Effective Time (the “Exchange Time”), all shares of Common Stock held by the Significant Company Stockholder and certain shares of Common Stock held by the Reporting Persons (each, a “Rollover Share”) will be contributed to Topco in exchange for a number of newly issued shares of Topco (a “Topco Share”) having an aggregate value equal to the Per Share Price multiplied by the aggregate number of Rollover Shares. The Significant Company Stockholder owns 197,750,138 Rollover Shares. The number of Rollover Shares to be contributed and transferred to Topco by each Reporting Person will be identified prior to the Exchange Time. Each Reporting Person also agreed to reinvest a portion of the after-tax proceeds that would otherwise be received by such Reporting Person in the Merger in respect of certain Company equity awards in exchange for newly issued Topco Shares, and the assumption and conversion of certain Company equity awards into equity awards having comparable value that are convertible into Topco Shares, all in accordance with the terms of their Rollover Agreement. Company equity awards that are assumed and converted in accordance with the Rollover Agreement will continue to vest on the same schedule and conditions as would have applied pursuant to the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the form of the Rollover Agreements of the Reporting Persons, and the transactions contemplated thereby, are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The response to Section (a)-(b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

As a result of the Rollover Agreements, the Reporting Persons, the Significant Company Stockholder and its investment manager, Apax IX GP Co. Limited (“Apax IX GP”) may be deemed to constitute a Section 13(d) group, that, inclusive of the approximately 197,750,138 shares of Common Stock beneficially held by the Significant Company Stockholder and Apax IX GP, would beneficially own 201,260,355 shares of the Common Stock, representing 61.8% of the total shares outstanding. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Significant Company Stockholder and Apax IX GP and such shares are not the subject of this Schedule 13D. Similarly, each Reporting Person disclaims any beneficial ownership of shares of Common Stock reported by other Reporting Persons on the cover pages of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

By:	/s/ Christopher Murphy
Name:	Christopher Murphy

By:	/s/ Erin Cummins
Name:	Erin Cummins

By:	/s/ Sudhir Tiwari
Name:	Sudhir Tiwari

By:	/s/ Ramona Mateiu
Name:	Ramona Mateiu

By:	/s/ Rachel Laycock
Name:	Rachel Laycock